The Mosaic Company 3033 Campus Drive, Suite E490 Plymouth, MN 55441 www.mosaicco.com

VIA EDGAR
May 12, 2015

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE (Mail Stop 3561)
Washington, D.C. 20549

Attn.:	Lyn Shenk Branch Chief

RE:	The Mosaic Company Form 10-K for Fiscal Year Ended December 31, 2014 Filed on February 17, 2015 File No. 001-32327
Dear Mr. Shenk:
This letter contains the responses of The Mosaic Company (sometimes referred to as “we”, “us” or the “Company”) to your letter dated April 20, 2015 (the “2015 Comment Letter”). For convenient reference, each of the comments contained in the 2015 Comment Letter appears directly above our response to that comment.
Form 10-K for Fiscal Year Ended December 31, 2014
Item 1. Business
Business Segment Information
Phosphates Segment, page 9

1.
We note that you have a 35% economic interest in a Peruvian phosphate rock mine and a 25% interest in a Saudi Arabian development project. Please tell us if you have considered Industry Guide 7 property disclosure for either of these projects. Please note that we have historically considered projects with total assets or total revenues in excess of 10% of total assets or total revenues to be significant when considering Industry Guide 7 property disclosure.

Response:

We have considered Industry Guide 7 property disclosure for both the Peruvian phosphate rock mine and the Saudi Arabian development project and have determined such disclosure is not required for either project. On an individual basis, each project represents less than 5% of total assets and less than 5% of total revenues.

Potash Segment page 16

2.
We note your disclosure of 3,695 million tonnes of potash mineralization and the boundary associated with this mineralization. Please tell us if this number includes inferred mineral resources. Please note that measured and indicated resources labeled as mineralized minerals have historically been permitted to be disclosed in US filings. However inferred resources should not be combined with these estimates.

Response:

By way of background, the Company was incorporated in March 2004 and serves as the parent company of the business that was formed through the October 2004 combination of IMC Global Inc. (“IMC”) and the fertilizer businesses of Cargill, Incorporated.
The disclosure referenced in the 2015 Comment Letter regarding our potash mineralization and the boundary associated with this mineralization is based on and is substantially similar to disclosure regarding IMC’s potash mineralization and the boundary associated with that mineralization (the “2004 Disclosure”) that was included in an amendment to IMC’s Form 10-K for the fiscal year ended December 31, 2003 (the “2003 10-K”) in response to comments received by IMC in connection with the Staff (the “Staff”) of the Securities and Exchange Commission’s (“SEC”) review (the “2004 Review”) of a Registration Statement on Form S-4 filed by IMC in 2004, as well as the 2003 10-K.
During the 2004 Review process and before filing its 2003 10-K amendment, IMC provided the 2004 Disclosure to the Staff as proposed disclosure responsive to the Staff’s comments. The proposed disclosure reflected IMC's reclassification of certain previously reported reserves as non-reserve potash mineralization based on correspondence and conversations with the Staff. Once IMC understood that the Staff had no further comments, the 2003 10-K amendment was filed. Since that time, the Company’s annual reports on Form 10-K filed with the Commission have contained substantially similar disclosure regarding our non-reserve potash mineralization. As we indicated during our telephone conference with John Coleman, Mining Engineer, we also confirm that our methods of estimating our non-reserve potash mineralization are substantially the same now as they were at the time of the 2004 Review.

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As requested in the 2015 Comment Letter, we hereby acknowledge that:

the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please contact me at 763/577-2829, or email me at Tony.Brausen@mosaicco.com.

Very truly yours,

/s/ Anthony T. Brausen
Anthony T. Brausen
Senior Vice President - Finance and Chief Accounting Officer

cc: James T. Prokopanko, President and Chief Executive Officer, The Mosaic Company
Richard Mack, Executive Vice President and Chief Financial Officer, The Mosaic Company
Amy Geddes, Division of Corporation Finance
Doug Jones, Division of Corporation Finance
John Coleman, Securities and Exchange Commission Engineer